Keewatin Windpower Corp.
                           1294 Emery Place, Suite 44
                               North Vancouver, BC
                                 Canada V7J 1R3

September 29, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention: Pamela A. Long

Dear Sirs:

Re: Keewatin Windpower Corp. - Registration Statement on Form SB-2 Amendment No. 2 - File No. 333-126580

Further to your letter dated September 23, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

General

1. WE READ YOUR RESPONSE TO COMMENT 39 OF OUR LETTER DATED AUGUST 10, 2005 IN WHICH YOU INDICATED THAT YOU HAVE FILED A CONFIDENTIAL TREATMENT REQUEST WITH RESPECT TO EXHIBIT 10.2. PLEASE BE ADVISED THAT WE MAY HAVE COMMENTS ON YOUR REQUEST AND ALL CONFIDENTIAL TREATMENT ISSUES MUST BE RESOLVED BEFORE WE WILL CONSIDER A REQUEST FOR ACCELERATION OF YOUR REGISTRATION STATEMENT.

     We have elected not to apply for confidential treatment of the terms of our land access agreement and have accordingly included Exhibit 10.2 with our amended filing.

2.   WE READ YOUR RESPONSE TO COMMENT THREE OF OUR LETTER DATED AUGUST 10, 2005.
     PLEASE  ADVISE  US  AS  TO  WHO  WILL  ACT  AS  THE  TRANSFER   AGENT  UPON
     EFFECTIVENESS OF YOUR REGISTRATION STATEMENT.

     Although we have not appointed a transfer agent, we anticipate that Empire Stock Transfer Inc., 7251 West Lake Mead Boulevard, Las Vegas, Nevada, 89128, will act as our transfer agent upon the effectiveness of our registration statement.

Summary, page 3

3. WE NOTE THE DISCLOSURE IN THE FOURTH PARAGRAPH OF THIS SECTION REGARDING THE COSTS TO IMPLEMENT YOUR BUSINESS PLAN. THIS REVISED SUMMARY DOES NOT INCLUDE THE COSTS WITH RESPECT TO OBTAINING AN INTEREST IN LAND AND ALSO

     DECREASES THE SIZE OF THE PROJECT FROM 75 MEGAWATTS TO 50 MEGAWATTS, EACH OF WHICH WAS DISCLOSED IN YOUR INITIAL FILING. PLEASE EXPLAIN WHY YOU WILL NOT INCUR COSTS WITH RESPECT TO OBTAINING AN INTEREST IN LAND AND WHY YOU HAVE REDUCED THE SIZE OF THE PROJECT. WE NOTE YOUR RESPONSE TO COMMENT 13 OF OUT LETTER DATED AUGUST 10, 2005 IN WHICH YOU REFER TO ANTICIPATED COSTS OF ACQUIRING AN INTEREST IN A SUITABLE PROPERTY.

     The owners of the Saskatchewan property on which will are erecting a meteorological tower have indicated that they would prefer a land lease arrangement with us rather than allowing us to purchase their land outright. We anticipate reviewing at least several months of meteorological data from the property prior to negotiating a lease rate. We have added disclosure in the "Summary" section to indicate that we anticipate initial land lease costs of $60,000 (approximately 30 wind turbines x $2,000 in lease costs each).

     We have decreased the size of the anticipated wind power project from 75 megawatts to 50 megawatts following a review of the property. During
     September 2005, we retained a meteorologist to attend the Saskatchewan property with a view to assessing the potential of the property to contain an economic wind resource and to choose a specific site for the meteorological tower.

     Based on his review, as a precautionary measure, we have reduced the size of the project on the Saskatchewan property. He recommended that we not include certain areas of the property for wind tower erection at this time. Further review of wind data to be gathered from the property may prove these additional areas satisfactory.

Risk Factors, page 5
If we do not obtain additional financing, our business will fail, page 5

4. WE READ YOUR RESPONSE TO COMMENT 13 OF OUR LETTER DATED AUGUST 10, 2005. THE REVISION REFERENCED IN YOUR RESPONSE DOES NOT APPEAR TO BE INCLUDED IN THIS RISK FACTOR. PLEASE REVISE ACCORDINGLY.

     As discussed in the response above, we do not anticipate purchasing the property on which we are conducting the wind study. We have added disclosure regarding anticipated land lease costs to the noted risk factor.

Selling Shareholders

5. WE READ YOUR RESPONSE TO COMMENT 19 OF OUR LETTER DATED AUGUST 10, 2005. WE NOTE THAT THE SELLING SHAREHOLDERS TABLE DOES NOT REFLECT THE BENEFICIAL OWNERSHIP RESULTING FROM CERTAIN AFFILIATIONS REFERENCED IN YOUR RESPONSE. FOR EXAMPLE, THE SHARES OWNED BY A SPOUSE MAY BE DEEMED TO BE BENEFICIALLY OWNED BY THE OTHER SPOUSE. PLEASE REVISE ACCORDINGLY. SEE ITEM 403 OF REGULATION S-B.

     We have included details of shareholder relationships at the conclusion of the selling shareholders' table.

6. WE READ YOUR RESPONSE TO COMMENT 20 OF OUR LETTER DATED AUGUST 10, 2005. THE TOTAL INDICATED AT THE END OF THE SELLING SHAREHOLDERS TABLE REFLECTS ALL ISSUED AND OUTSTANDING SHARES OF YOUR COMPANY RATHER THAN THE TOTAL NUMBER OF SHARES BEING REGISTERED FOR RESALE. PLEASE REVISE ACCORDINGLY.

     We have revised the totals to the selling shareholders' table as requested.

Plan of Operations, page 28

7. WE READ YOUR RESPONSE TO COMMENT 45 OF OUR LETTER DATED AUGUST 10, 2005. PLEASE DISCLOSE THE SECOND PARAGRAPH OF YOUR RESPONSE IN THIS SECTION.

     We have included the disclosure in our response to prior comment 43 in the "Plan of Operations" section.

8. WE NOTE YOUR RESPONSE TO COMMENT 46 OF OUR LETTER DATED AUGUST 10, 2005 AND THE DISCLOSURES THROUGHOUT YOUR DOCUMENT CONCERNING BANK FINANCING OF WIND POWER PROJECTS:

     * IN ORDER TO OBTAIN DEBT FINANCING FROM A BANK FOR A WIND POWER PROJECT, BANKS REQUIRE A COMPLETE YEAR OF MET WIND DATA FROM THE PROPERTY, - PAGE 24

     * BANKS AND OTHER LENDERS WILL FINANCE UP TO 75% OF WIND POWER PROJECT CONSTRUCTION COSTS SUBJECT TO ITS REVIEW OF THE WIND ASSESSMENT DATA AND THE POWER PURCHASE AGREEMENT THAT WE EXECUTE. THE LENDER WILL ENSURE THAT THE PROJECT HAS SOUND FISCAL PARAMETERS NECESSARY TO BE PROFITABLE, NAMELY THE PRICE THAT WE WILL RECEIVE PER MAGAWATTHOUR AND THE NUMBER OF MEGAWATTS OF RATED CAPACITY. - PAGE 25

     * THE CHARTERED BANKS IN CANADA, AS WELL AS MANY UNITED STATES FINANCIAL INSTITUTIONS, EACH HAVE DEPARTMENTS THAT ARE FAMILIAR WITH FINANCING WIND POWER PROJECTS TO GENERATE PROFIT THROUGH OPERATIONS. THESE INSTITUTIONS MAY BE APPROACHED FOR DEBT FINANCING FOLLOWING COMPLETION OF OUR WIND STUDY AND ONCE WE HAVE ENTERED INTO AN AGREEMENT IN PRINCIPAL TO SELL THE POWER TO BE GENERATED FROM THE PROJECT. THE FACTORS THAT THE BANKS CONSIDER IN PROVIDING THE DEBT FINANCING INCLUDE WIND STUDY DATA, THE SIZE AND NUMBER OF WIND TURBINES TO BE ERECTED AND THE PRICE THE PURCHASER HAS AGREED TO PAY FOR THE POWER PRODUCED. - PAGE 28-29.

     PLEASE REVISE TO EXPLAIN IN YOUR DOCUMENT THE BASIS FOR EACH OF THESE STATEMENTS. FOR EXAMPLE, HAVE YOU HAD DISCUSSIONS WITH BANKS IN CANADA OR THE UNITED STATES CONCERNING FINANCING OF WIND POWER PROJECTS? IF SO, PLEASE REVISE TO NAME THESE BANKS IN YOUR DOCUMENT AND PROVIDE MORE DETAIL CONCERNING THE NATURE OF THESE DISCUSSIONS.

     We have not had any specific communications with any representative of a debt financing institution regarding our proposed wind power project.

     Our president, Chris Craddock, has attended forums specific to the wind energy business, including American Wind Energy Association ("AWEA") conferences, most recently the 2005 AWEA Conference and Exhibition held in Denver in May. On an informal basis, Mr. Craddock has discussed wind power projects in general with debt financing institutions and has attended presentations on wind power project financing. The disclosure that you have highlighted in your comment is a result of these discussions and general industry knowledge.

9. WE READ YOUR RESPONSE TO COMMENT 48 OF OUR LETTER DATED AUGUST 10, 2005. PLEASE EXPLAIN IN REASONABLE DETAIL THE BASIS FOR YOUR STATEMENT THAT THE REVENUE YOU REALIZE WILL BE SUFFICIENT TO SERVICE YOUR DEBT OBLIGATIONS, ESPECIALLY IN LIGHT OF YOUR RESPONSE TO COMMENT 49 OF OUR LETTER DATED AUGUST 10, 2005.

     If our wind study on the Saskatchewan property indicates that it has a wind resource with a capacity factor of at least 30%, we will attempt to execute a power purchase agreement with a utility in Saskatchewan or a neighboring jurisdiction. The agreement will include the price to be paid for the electricity we produce in cents per kilowatthour and the term of the agreement. It will also be subject to us obtaining the necessary financing to proceed with the wind power project.

     Debt financiers will only provide us with the financing that we require if our project will be economically viable based on the terms of the power purchase agreement.

Part II - Information Not Required in the Prospectus
Exhibit, page II-5

10. PLEASE FILE EXHIBIT 10.2 ON EDGAR. IF YOU REQUEST CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS EXHIBIT, PLEASE NOTE THE REQUIREMENTS FOUND IN STAFF LEGAL BULLETIN NUMBER 1 (WITH ADDENDUM). YOU WILL FIND A COPY OF THIS BULLETIN AT HTTP://WWW.SEC.GOV/INTERPS/SLBCFLR.HTM. PLEASE NOTE THAT IT REQUIRES AN APPLICANT FOR CONFIDENTIAL TREATMENT TO MARK THE EXHIBIT INDEX TO INDICATE THAT PORTIONS OF THE EXHIBIT OR EXHIBITS HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. IN ADDITION, PLEASE ALSO NOTE THAT YOU MUST OMIT FROM THE PUBLIC FILING ALL OF THE INFORMATION THAT IS THE SUBJECT OF THE APPLICATION.

     As indicated above, we have decided not to proceed with our request for confidential treatment of Exhibit 10.2 and have therefore filed the agreement as an exhibit on EDGAR.

Yours truly,


/s/ Chris Craddock
------------------------------
Keewatin Windpower Corp.
Chris Craddock, President